UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PennyMac Financial Services, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

70932M107
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107		13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,343,501
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,343,501
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,501
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.73%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 70932M107		13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,343,501
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,343,501
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,501
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.73%
12	TYPE OF REPORTING PERSON* IN/HC

CUSIP No. 70932M107		13G	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,343,501
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,343,501
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,501
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.73%
12	TYPE OF REPORTING PERSON* IN/HC

Item 1(a)	Name of Issuer:

PennyMac Financial Services, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

3043 Townsgate Road
Westlake Village, CA 91361

Item 2(a)	Name of Person Filing:

The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022

Item 2(c)	Citizenship:

The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number:

70932M107

Item 3	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

The information required by Item 3 is set forth in Row 12 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See Exhibit 99.1.

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2019

Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum ______
Name: Matthew Lindenbaum
Title: Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum, an individual

/s/ Bennett Lindenbaum
Bennett Lindenbaum, an individual